UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14141

L-3 COMMUNICATIONS

MASTER SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave

New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2013.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

the L-3 Communications Master Savings Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the L-3 Communications Master Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
June 19, 2014

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

(in thousands)

	2013	2012
Assets:
Investment in Master Trust, at fair value	$4,197,649	$3,415,929
Receivables:
Employer contribution	16,248	14,054
Participant contributions	13,990	12,934
Notes receivable from participants	86,518	80,209
Trade settlement receivable	—	1,925

Total receivables	116,756	109,122

Total assets	4,314,405	3,525,051
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,890)	(15,299)

Net assets available for benefits	$4,306,515	$3,509,752

See accompanying notes to financial statements.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

Additions:
Contributions:
Employer	$117,300
Participant	243,985
Rollover	23,141

Total contributions	384,426
Interest income on notes receivable from participants	3,327
Plan interest in the Master Trust net investment gain	812,087

Total additions	1,199,840
Deductions:
Benefit payments	(402,017)
Administrative expenses	(1,060)

Total deductions	(403,077)

Net increase	796,763
Net assets available for benefits, beginning of year	3,509,752

Net assets available for benefits, end of year	$4,306,515

See accompanying notes to financial statements.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

General

The following description of the L-3 Communications Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and the respective appendices to the Plan document for business unit specific provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by L-3 Communications Corporation (the “Company”). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of multiple business units (including the corporate office) of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.

Effective August 6, 2013, the L-3 Stock Fund converted to an Employee Stock Ownership Plan (“ESOP”). The ESOP is designed to be a component of the Plan and not a separate, stand-alone plan. The conversion of the L-3 Stock Fund to an ESOP allows participants to choose whether future dividends payable to the L-3 Stock Fund are paid directly to the participant in cash or reinvested in the L-3 Stock Fund. Dividends paid to the participant are treated as taxable income in the year the dividend is received. Dividends paid directly to the L-3 Stock Fund become fully vested upon payment without regard to the vested status of the underlying shares.

Transfers to Other Plans

On July 18, 2012, L-3 Communication Holdings, Inc. (“L-3 Holdings”) completed the spin-off of its subsidiary, Engility Holdings, Inc. (“Engility”), to L-3 Holdings’ shareholders. L-3 Holdings’ shareholders of record on July 16, 2012 (the record date) received one share of Engility common stock for every six shares of the L-3 Holdings’ common stock held on the record date. Engility began trading as an independent publicly traded company on the New York Stock Exchange on July 18, 2012. A new qualified plan, the Engility Master Savings Plan, was established for Engility and all account balances of active participants employed by Engility were transferred to the new plan.

Participant Contributions

Generally, all eligible employees can participate in the Plan, as of their date of hire, and may contribute from 1% to 25% of total compensation, as defined in the plan document. Newly hired employees of the Company will be deemed to have elected to contribute 3% of their total compensation each pay period to the Plan. The contribution commences on or after the 60th day following the employee’s date of hire. An employee may opt out of the automatic enrollment before the 60th day or increase or decrease the percentage elected.

A participant may elect to increase, decrease, suspend or resume contributions at any time with the election becoming effective as soon as administratively possible. The Internal Revenue Code (“IRC”) limited the maximum amount an employee may contribute on a pre-tax basis in 2013 to $17,500 for participants under 50 years of age and $23,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. See Note 3 for a discussion of the Company’s matching contribution and related vesting provisions of the Plan. Participants have the option of investing employee contributions in the L-3 Stock Fund, as well as other available investment options offered by the Master Trust.

An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Plan Administrator as the qualified default investment alternative (“QDIA”). The QDIA for the Plan is the appropriate age-based Fidelity Freedom K Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s interest in the Master Trust net investment gain (loss), and may be charged with certain administrative expenses. Allocations are based on participant net earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Master Trust Investments

Generally, employer contributions are initially invested in the L-3 Stock Fund, as described below under Note 2. A participant may make an investment election to transfer employer contributions to other investment options.

2. Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC. The Plan participates in the Master Trust along with the Aviation Communication & Surveillance Systems 401(k) Plan, and these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. Refer to Note 4 for a list of the funds and the Plan’s investment in each fund as of December 31, 2013 and 2012. Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. The money market fund is valued at cost plus accrued interest, which approximates fair value. Refer to Note 5 for additional information and disclosure provided for the fair value of the Plan’s investments.

Effective May 10, 2013, at the close of market, the L-3 Stock Fund converted back to a unitized fund. Prior to June 20, 2012, the L-3 Stock Fund was also a unitized stock fund. As a unitized fund, the L-3 Stock Fund’s value is determined by its underlying assets consisting of shares of L-3 Holdings common stock and the Fidelity Institutional Money Market Fund, sufficient to meet the L-3 Stock Fund’s daily cash requirements. The L-3 Stock Fund’s unit price is computed by the Trustee daily. Between June 20, 2012 and May 10, 2013, the L-3 Stock Fund traded as a real-time traded stock fund whose value was determined daily by its underlying assets consisting of shares of L-3 Holdings common stock.

Effective December 10, 2013, at the close of market, the Engility Stock Fund converted to a unitized stock fund. As a unitized fund, the Engility Stock Fund’s value is determined by its underlying assets consisting of shares of Engility Holdings, Inc. (“Engility Holdings”) and the Fidelity Institutional Money Market Fund, sufficient to meet the Engility Stock Fund’s daily cash requirements. The Engility Stock Fund’s unit price is computed by the Trustee daily. Beginning on December 10, 2013, the unitized Engility Stock Fund began liquidating shares of Engility stock. At December 31, 2013, the liquidation period remained open. Between July 18, 2012, when the Engility Stock Fund was established, and December 9, 2013, the Engility Stock Fund traded as a real-time traded stock fund whose value was determined by its underlying assets consisting of shares of Engility Holdings common stock.

Shares of common stock held in both the L-3 Stock Fund and the Engility Stock Fund at December 31, 2013 and 2012 are valued at the last reported quoted market price of a share on the last trading day of the year.

The Fidelity Managed Income Portfolio II – Class 3 (“MIP”), a common/collective trust fund investment, is stated at fair value with the related adjustment to contract value for fully benefit-responsive investment contracts (see Basis of Accounting below). The beneficial interest in the net assets of the MIP is represented by units. The fair values of investments in the MIP are determined using Net Asset Value (NAV) provided by the administrator of the fund, which is determined daily. Issues and redemptions of units are recorded upon receipt of unit holder’s instructions based on the determined NAV per unit. Refer to Note 6 for the valuation techniques used by FMTC to measure fair value of the MIP’s investment in fully benefit-responsive investment contracts.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The Plan’s investments are stated at fair value. Refer to Note 4 for additional information and disclosures provided for the fair value of the Plan’s investments.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through the MIP Fund. The Statements of Net Assets Available for Benefits include the MIP Fund at fair value. The portion of the MIP Fund’s related investment in fully benefit-responsive investment contracts is adjusted to contract value from fair value on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions and Investment Income/Loss

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Forfeited Contributions

Participants vest in Company contributions in accordance with the provisions of their respective divisions and/or subsidiaries as described in Note 3. Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of a participant’s vested balance, if earlier. Forfeited contributions are used to reduce future Company contributions and to pay plan expenses. Forfeited contributions utilized during 2013 were $8,922,224. Forfeited contributions available for future use were $3,739,093 and $6,368,339 at December 31, 2013 and 2012, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for the payment of all administrative expenses including trustee, record keeping, consulting, audit and legal from available forfeited contributions. Loan administration fees are charged to participants. In the event that forfeited contributions are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3. Company Contributions and Vesting Provisions

The Company generally provides matching contributions based on a percentage of the participant’s pre-tax and after-tax contributions up to a designated percentage of the participant’s compensation. Employees who attain age 50 in a plan year may make additional pre-tax contributions known as catch up contributions. Catch up contributions are generally matched at the same rate as regular pre-tax contributions. The Company’s matching contributions vary by division, union group and/or subsidiary but range from 0% to 5% of compensation.

As a result of agreements made during acquisition or as the result of collective bargaining negotiations, a business unit may provide a supplemental or non-matching employer contribution to the Plan for participants. These amounts can be in addition to or in place of matching contributions and range from 0.5% to 6.0% of eligible compensation.

Four business units provide an increased match for employees who were hired after the freeze of a pension plan sponsored by the business unit.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

All Company matching contributions are made in the L-3 Stock Fund except for certain collectively bargained arrangements which require matching contributions to be made in cash rather than into the L-3 Stock Fund. With respect to contributions made in the L-3 Stock Fund, a participant has the right to transfer his or her employer contribution account balance into one or more of the available investment funds immediately after deposit to the account. With respect to contributions that are made in cash and not stock, a participant has the right to direct the investment of such employer contributions into one or more of the available investment funds.

In 2011, as part of a plan wide change, three year graded vesting became the standard schedule for all Plan business units. Exceptions to the standard may exist as a result of collective bargaining agreements or grandfathered plan provisions. If a business unit has more than one type of company contribution, a different vesting schedule may apply to each. The vesting schedule may be changed in the future by amendment but not in a manner which reduces benefits accrued as of the date of the amendment. There are four different vesting schedules utilized in the Plan, which are: (1) immediate 100% vesting, (2) three-year graded vesting (25% after one year, 50% after two years, 100% after three years), (3) five-year graded vesting (20% vesting per year of service) and (4) three-year cliff vesting (0% before 3 years and 100% after 3 years).

4. Master Trust

The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2013 and 2012 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012. The Plan’s percentage interest in the Master Trust was 99.1% at December 31, 2013 and 99.2% at December 31, 2012.

	Master Trust		Plan’s Portion
Fund	2013	2012	2013	2012
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Prices
American Funds Growth Fund of America – Class R6*	$211,127	$152,109	$209,854	$151,304
BlackRock High Yield Bond Portfolio – BlackRock Shares *	95,401	85,960	94,460	85,220
Calamos Growth Fund – Institutional Class*	137,829	120,260	136,562	118,977
Davis New York Venture Fund, Inc. – Class Y*	118,337	93,716	117,820	93,320
Dodge & Cox Income Fund*	130,615	152,434	128,657	150,734
Dodge & Cox Stock Fund*	268,079	178,961	265,954	177,611
Fidelity Balanced Fund – Class K*	52,709	39,793	52,499	39,636
Fidelity Diversified International Fund – Class K*	195,686	158,679	194,224	157,470
Fidelity Freedom K 2000 Fund*	10,234	11,661	10,181	11,595
Fidelity Freedom K 2005 Fund*	2,043	2,179	2,030	2,172
Fidelity Freedom K 2010 Fund*	67,843	68,630	67,544	68,384
Fidelity Freedom K 2015 Fund*	40,902	29,873	40,475	29,717
Fidelity Freedom K 2020 Fund*	185,499	153,911	183,689	152,853
Fidelity Freedom K 2025 Fund*	70,704	42,954	70,082	42,643
Fidelity Freedom K 2030 Fund*	146,064	111,638	144,752	110,495
Fidelity Freedom K 2035 Fund*	39,520	22,746	39,164	22,458
Fidelity Freedom K 2040 Fund*	46,783	31,789	46,440	31,602
Fidelity Freedom K 2045 Fund*	31,781	19,799	31,733	19,781
Fidelity Freedom K 2050 Fund*	41,319	25,891	41,115	25,757
Fidelity Ginnie Mae Fund*	80,748	111,157	80,138	110,464
Fidelity Magellan Fund – Class K*	129,311	112,308	128,548	111,631
Spartan 500 Index Fund – Institutional Class *	222,155	157,373	219,689	155,708
T. Rowe Price Small – Cap Stock Fund*	291,226	209,164	288,702	207,517
Victory Special Value Fund – Class I*	—	14,419	—	14,304
Vanguard Inflation – Protected Securities Fund – Investor Shares *	—	62,959	—	62,309
Vanguard Inflation – Protected Admiral Fund – Investor Shares *	31,736	—	30,995	—
Spartan Global US Index*	9,259	4,354	9,109	4,314
Spartan Mid Cap Index*	47,087	5,970	46,638	5,918
Spartan Small Cap Index*	20,837	3,907	20,572	3,797
L-3 Stock Fund	—	666,002	—	659,080
Engility Stock Fund	—	25,274	—	25,013

	$2,724,834	$2,875,870	$2,701,626	$2,851,784

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

	Master Trust		Plan’s Portion
Fund	2013	2012	2013	2012
	(in thousands)
L-3 Stock Fund	909,677	—	899,404	—
Engility Stock Fund	36,116	—	36,116	—
Fidelity Managed Income Portfolio II – Class 3**	564,646	568,694	560,503	564,145

	1,510,439	568,694	1,496,023	564,145

	$4,235,273	$3,444,564	$4,197,649	$3,415,929

*	Mutual Fund
**	Common/Collective Trust Fund

The investment gain of the Master Trust and the Plan’s portion of the investment gain for the year ended December 31, 2013 is presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Investment Gain:
Net appreciation in investments	$672,377	$666,261
Interest and dividend income	147,038	145,826

Net investment gain	$819,415	$812,087

Net appreciation in the fair value of investments in the Master Trust includes approximately $274,588,252 of net appreciation related to the L-3’s Stock Fund and Engility Stock Fund and $397,788,510 of net appreciation related to mutual funds.

Net appreciation in the fair value of the Plan’s investments consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon the relationship of each Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

5. Fair Value Measurements

The Plan applies the accounting standards for fair value measurements to all of the Plan’s investments that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The three levels of the fair value hierarchy defined by the standard are described below.

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds, whose fair values are derived from quoted market prices, and the L-3 Stock Fund and Engility Stock Fund as of December 31, 2012, whose fair values are based on quoted market prices of the underlying assets.

Level 2:	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan’s Level 2 assets include the L-3 Stock Fund and the Engility Stock Fund, both unitized funds, as of December 31, 2013 and the MIP Fund at December 31, 2013 and 2012. Refer to Note 6 for the valuation techniques used by FMTC to measure the fair value of the MIP Fund’s investment in fully benefit-responsive investment contracts.

Level 3:	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 and 2012.

	Fair Value Measurements Using Input Type
	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$2,701,626	$—	$—	$2,701,626	$2,167,691	$—	$—	$2,167,691
L-3 Stock Fund(1)	—	899,404	—	899,404	659,080	—	—	659,080
Engility Stock Fund(2)	—	36,116	—	36,116	25,013	—	—	25,013
Common/collective trust fund	—	560,503	—	560,503	—	564,145	—	564,145

Total investments measured at fair value	$2,701,626	$1,496,023	$—	$4,197,649	$2,851,784	$564,145	$—	$3,415,929

(1)	Effective May 10, 2013, at the close of market, the L-3 Stock Fund was converted back to a unitized stock fund, whose value is determined by its underlying assets consisting of shares of L-3 Holdings common stock and cash held in the Fidelity Institutional Money Market Fund, to meet daily cash requirements, and is categorized as Level 2. Prior to June 20, 2012, the L-3 Stock Fund was also a unitized stock fund. On June 20, 2012 and until May 10, 2013, the L-3 Stock Fund traded as a real-time traded stock fund whose value was determined by quoted market prices of its underlying assets, which consisted only of shares of L-3 Holdings common stock, and was categorized as Level 1.

(2)	Effective December 9, 2013, at the close of market, the Engility Stock Fund converted to a unitized stock fund whose value is determined by its underlying assets consisting of shares of Engility Holdings common stock and cash held in the Fidelity Institutional Money Market Fund, to meet daily cash requirements, and is categorized as Level 2. Between July 18, 2012 and December 9, 2013, the Engility Stock Fund traded as a real-time traded stock fund whose value was determined daily by quoted market prices of its underlying assets consisting of shares of Engility Holdings common stock, and was categorized as Level 1.

6. Benefit-Responsive Investment Contracts

The Plan, through its Master Trust, holds investments in the MIP. All investment contracts held by the MIP are held directly between the MIP and the issuer of the contract and are nontransferable. The MIP is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

Wrap Contracts. Investments in wrap contracts are measured at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit-responsive withdrawals at contract value, including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is effected directly between the portfolio and the issuer and may not be transferred without the consent of the issuer, 2) the issuer of the wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the portfolio to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the portfolio to transact at contract value with both the issuer and unitholders, and 5) the portfolio allows unitholders reasonable access to their funds. Investment contracts that do not meet the criteria for valuation at contract value will be valued at fair value as determined by the trustee.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

FMTC purchases wrap contracts for the MIP with the aim of maintaining the contract value of the MIP’s bond investments. In selecting wrap issuers, FMTC analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the MIP. The MIP may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. In addition, a wrap issuer may also require that the MIP invest entirely in cash or cash equivalents under certain conditions. Generally, as long as the MIP is in compliance with the conditions of its wrap contracts, it may buy and sell underlying assets without impacting the contract value of the underlying assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at a portfolio’s current yield to maturity for a period equal to a portfolio’s duration. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence a portfolio’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. If the market value of underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and a portfolio’s return, and redemptions by existing unitholders will tend to increase the crediting rate and a portfolio’s return.

Wrap contracts limit the ability of the MIP to transact at contract value upon the occurrence of certain events not probable of occurring. These events include, but are not limited to, tax disqualification, certain MIP amendments if the issuers’ consent is not obtained, complete or partial termination of the MIP, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option. In addition, the issuers of wrap contracts have certain rights to terminate a contract at any time and settle at an amount which differs from contract value. In the event that the market value of the portfolio’s covered assets is below its contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the portfolio’s covered assets is equal to its contract value, normally over the duration of the portfolio measured at notification date. A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the portfolio is limited or terminated as well as if all of the terms of the wrap contract fail to be met.

The average yield earned by the MIP for all fully benefit-responsive investment contracts for the years ended December 31, 2013 and 2012 was 1.59% and 1.73% respectively, based on actual earnings (calculated by dividing annualized earnings by the fair value of all fully benefit-responsive investment contracts), and 1.14% and 1.28%, respectively, based on interest rate credited to participants (calculated by dividing annualized earnings credited to participants by the fair value of all fully benefit-responsive investment contracts).

7. Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable, in either a lump sum or in periodic installments as provided for in the Plan document at the participants’ option. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65, but not later than age 70 1/2.

Generally, a penalty will be imposed on participant withdrawals made before the participant reaches age 59 1/2. Participant withdrawals may be made prior to reaching age 59 1/2 without incurring a penalty in the event of financial hardship as determined pursuant to provisions of the Plan and the IRC. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

8. Loans

The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time and the maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate plus one percent, and the maximum term of a loan is five years, or thirty years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are collateralized by the participant’s vested account balance. Notes receivable from participants includes both the outstanding principal balance and accrued interest.

9. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 25, 2008, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended and restated since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2010.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

10. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $273,811 for the year ended December 31, 2013.

The Plan’s proportionate interest in the L-3 Stock Fund includes 8,261,346 shares of L-3 Holdings’ common stock valued at $882,807,476 at December 31, 2013 and 8,601,933 shares of L-3 Holdings’ common stock valued at $659,080,105 at December 31, 2012. The proportionate interest in the Engility Stock Fund includes 308,188 shares of Engility common stock valued at $10,293,479 at December 31, 2013 and 1,298,710 shares of Engility common stock valued at $25,013,157 at December 31, 2012. The Plan received aggregate dividends on the L-3 Stock Fund and Engility Stock Fund in the amount of $18,640,520 for the year ended December 31, 2013.

11. Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs for the entire Plan, participants in the Plan will become 100% vested in Company contributions and the net assets attributable to the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

12. Reconciliation of Financial Statements to Form 5500

The following tables provide a reconciliation of net assets available for benefits per the financial statements and net investment gain per the financial statements to the Form 5500:

	December 31,
	2013	2012
	(in thousands)
Net assets available for benefits per the financial statements	$4,306,515	$3,509,752
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,890	15,299

Net assets available for benefits per the Form 5500	$4,314,405	$3,525,051

December 31, 2013
(in thousands)
Total net investment gain per the financial statements	$812,087
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,409)

Total net investment gain per the Form 5500	$804,678

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(in thousands)

Description of Investment	Cost	Current Value
Participant loans*	—	$86,376

Total	—	$86,376

*	Consists of participant loans with interest rates ranging from 3.25% to 10.50%, maturing through December 2043.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L-3 Communications Master Savings Plan

Date: June 19, 2014	/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Authorized Signatory,
L-3 Benefit Plan Committee